CONSENT

I, Christopher Stramacchia, hereby consent to being appointed as a member of the Board of Directors, of BRK, Inc., a Nevada corporation, effective August 17 2016 for a term of three years or until my resignation or death.

Dated: August 17 2016

____

Christopher Stramacchia